Mail Stop 3561


October 18, 2005

Paul F. Tetreault
Snow & Sail Sports, Inc.
397 N. Main Street
South Yarmouth, MA 02664

      	Re:	Snow & Sail Sports, Inc.
      		Registration Statement on Form SB-2
      		File No. 333-128526
      		Filed September 22, 2005

Dear Mr. Tetreault:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *

Outside Front Cover Page
1. In the appropriate section, please briefly explain why the company is registering the shares for resale and, as a result, subjecting itself to the Exchange Act reporting obligations. For example, is the company registering the resale due to a registration rights agreement with the selling shareholders? Or are there other business purposes for this resale?

2. In the appropriate section, indicate with specificity when the company intends to take the steps necessary for quotations on the OTC
Bulletin Board, such as contacting market-makers.
3. We note that the name of your company is "Snow & Sail Sports, Inc." Tell us in your response letter why your company`s name refers to "Sail Sports" when the company is only involved in organizing ski trips.
Prospectus Summary, page 4
4. The website, www.skimarket.com, does not appear to discuss your business of providing ski trips. It appears to belong to Ski Market and makes no mention of Snow & Sail Sports, Inc. Your disclosure on page 18 indicates that Ski Market is an unaffiliated company. Accordingly, please clarify that the website is not that of your company. Alternatively, explain to us why it is appropriate to refer to Ski Market`s website as your company`s website.
5. Please refer to the top of page 5. Clarify whether the offered shares represents 14.09% of the total outstanding common stock or, as you state, the outstanding stock "held by the selling stockholders identified herein."
Risk Factors, page 5
6. Many of your risk factor discussions are overly generic and provide disclosure that can easily apply to any company. Please revise the discussions so that they explain how the risks specifically apply to your business. In addition, the risks often need to be described more clearly. Examples of discussions that need such revisions are:

* "S&S has a brief operating history...," page 6;
* "Any market that develops in shares our common stock...," page
9;
and
* "There are significant potential conflicts of interest relating to
our President," page 11.
7. Avoid using vague phrases such as "adverse impact" and
"adversely
affected." Use clear and more descriptive terms to describe the effects of the risks. Examples of discussions that require revisions include "The ability of our President to control our business...," page 12, and "Our business is exposed to risks associated with credit card fraud...," page 12.
S&S has a brief operating history..., page 6
8. Please identify and discuss what managements considers to be the
"risks, expenses, delays, problems and difficulties frequently encountered in the establishment of a new business." If these risks are discussed elsewhere, include the necessary cross-references to the appropriate sections.
Shareholders may be diluted significantly..., page 6
9. Please explain more clearly how future issuance of stock could "enhance existing management`s ability to maintain control of S&S."
We depend completely upon our president..., page 7
10. Please indicate the approximate time that Mr. Tetreault
intends
to devote to the business of S&S.
11. The relevance of the third paragraph`s discussion is unclear. Explain how Mr. Tetreault`s ability to resell securities pursuant to
Rule 144 and his plan to resell pursuant to the current
registration
statement are relevant to the risks posed by his departure from the
company.
Our articles of incorporation provide for indemnification..., page
8
12. Please refer to the last paragraph of this discussion.
Explain
more clearly why this portion of the discussion poses a risk to investors.
Currently there is no public market..., page 8
13. Please disclose that it is possible that no market-maker may want to apply or provide quotations for your company`s stock.
Any market that develops..., page 9
14. Please describe the risks to investors stemming from the penny stock rules.
Any trading markets that may develop..., page 10
15. If known, please list the states in which the resale of the company`s stock is prohibited under the state`s blue sky laws. In addition, describe the "significant state blue sky law restrictions" more clearly; if the restrictions effectively prohibit any resale, then state so clearly.


There are significant potential conflicts of interest relating to our
President, page 11
16. The last paragraph of this discussion appears to mitigate the risks. Please move this discussion to another section, such as the
"Possible Potential Conflicts" section on page 23.

We may be exposed to potential risks resulting from new
requirements
under Section 404..., page 13
17. Please note that mandatory compliance date for the internal control report for non-accelerated filers has been extended another year by SEC Release 33-8618. In light of this development, reevaluate whether compliance, now due for your fiscal year ended
December 31, 2007, is still a risk.   Revise your disclosure here
and
elsewhere accordingly.
For the years ended December 31, 2004..., page 13
18. Please identify the company responsible for all of your revenues for fiscal years 2004 and 2003. Disclose whether you have any written agreements with the company; if not, consider whether the lack of any agreement itself is a risk that should be disclosed. If an agreement exists, please file the agreement as an exhibit and disclose the material terms in the appropriate section. Management`s Discussion and Analysis, page 18
19. We note your disclosure concerning the keys to expanding your operations. Provide more detail as to how you plan to accomplish these goals and whether additional funding is necessary. If so, explain whether becoming a public company is expected to enhance or hinder your growth.
20. Please quantify the changes in the line items "Cost of revenue" and "General and administrative" presented in the statements of operation on page 38. Also, discuss the causes of any material changes from period to period in one or more line items of your financial statements for the fiscal years ended December 31, and for the interim period ended June 30, 2005 or later as applicable, as required by Items 303(b) (1) and (2) of Regulation S-B.
21. In general, please note that the result of operations section should describe the reasons underlying the changes in financial results in sufficient detail so that a reader can see the business through the eyes of management. See Item 303(b)(1)(vi) of Regulation
S-B. For example, your financial statements show that, although you enjoyed net income of $17,858 during the fiscal year ended December
31, 2003, you suffered net operating loss of $152 during the following fiscal year. Cost of revenues during these two years also changed significantly (from $74,924 in 2003 to $327,454 in 2004). Your MD&A section should discuss in detail the factors responsible for these significant changes. Please refer to our guidance in Release No. 33-8350, which is available at our website (www.sec.gov), and revise the results of operations section in accordance with such guidance.
22. We note under the caption "Certain Relationships and Related Transactions" on page 26 that your president provides office space at no charge to the company. You also disclose in Note 5 on page 46 that a company controlled by your president provides promotional services for you on its website at no charge. Your financial statements should include all costs of doing business. For all costs paid on your behalf by your founder or principal stockholder, you should record an expense with an offsetting entry to contributed capital. To the extent material, please revise your financial statements. See SAB Topic 5:T. Also, revise Note 5 on page 46 as necessary and make the appropriate revisions throughout the filing.
23. Please refer to page 18. Describe the nature of the "limited operations" conducted in 2003.
24. Please refer to part IV of Release No. 33-8350 for our guidance regarding the disclosure required in the "Liquidity" section. You should revise the "Liquidity" section in accordance with our guidance. For example, your revised "Liquidity" section should:
* discuss your ability to meet long-term liquidity needs (we consider
"long-term" to be in excess of the next 12 months) and clarify whether you will have sufficient cash and other financial resources to fund operations beyond the next twelve months;

* identify the company`s historical sources of liquidity;

* explain the business reasons for conducting the September 2005 private placements (include a discussion of how the proceeds were used);

* clarify what the company considers to be its "minimum operating cash requirements" (with quantified disclosure, if possible); and

* discuss any known trends, events, demands, commitments, or uncertainties that are reasonably likely to have a material effect on your liquidity (e.g., the "circumstances" that, if changed, could affect cash flow; also, the company`s obligation to pay $50,000 in legal fees for this offering).
25. Please discuss the costs of being a public company after the completion of this offering. Disclose the anticipated costs, the expected sources of funds, and effect on the company`s overall liquidity.
Business, page 20
Strategy, page 20
26. The general mechanics of how your business operates are unclear.
Provide a step-by-step description of how the company typically arranges a tour. Specifically, the description give readers a better sense of how and when the company sells the tickets for the tours (and receives payment), buys the tickets for the resorts (and pays the resort operators), and arranges for the buses (and pays for the buses). Your current disclosure is vague on many of these operational aspects. For example, it appears that you arrange for the buses before attempting to sell the tickets for the tours.
27. Please clarify the nature of the "supplier[s]" utilized for each tour.
28. We note that the cost per ticket is $60 or less in "most cases."
Please briefly describe the circumstances that would lead the cost to exceed $60; consider providing a range of the typical costs for the tickets.
29. When describing your pricing and cancellation policies, please use terms more descriptive than "good."
30. Please describe the locations, other than ski stores, from which your tours originate.
31. Indicate whether you operate through any ski store chains other than Ski Market.
32. Describe in detail the material terms of your "oral agreements" with Ski Market. For example, you should discuss the Ski Market`s obligations, if any, to promote your tours. You should also describe the terms regarding Ski Market`s compensation. Finally, you should discuss Ski Market`s ability to terminate or renegotiate the current arrangement.
33. Please indicate the approximate number of tours that you have conducted since inception. Indicate what percentage of these tours was the result of your arrangement with Ski Market.
34. Discuss in greater detail your arrangements with the resort operators. For example, are you obligated to provide a specific number of customers for a specific period of time? You indicate on page 18 that you are paid for the tickets before you have to pay the ski facility operators in "most cases." Under what circumstances would you not be paid for the tickets before paying the ski facility operators?
35. We note that you "seek" to purchase tickets at prices that are "40 to 60% below retail." Disclose the typical discount that the company has actually been obtaining. Explain in greater detail how
Mr. Tetreault`s background enables the company to obtain tickets at significant discounts.
36. Clarify whether your business markets its tours on website other than Sno Search. In addition, please disclose the material terms of the arrangement with Sno Search, including how Sno Search is compensated. Clarify whether Sno Search promotes tours organized by other companies.
37. Explain how you solicit the "groups" for whom you organize tours.
38. Please quantify the amount of business generated by repeat customers. Explain why you cannot provide assurances regarding your ability to negotiate favorable agreements.
39. Please refer to the "Employees" section on page 22. You refer to bus operators and ski resort operators as "consultants." Explain how these operators act as "consultants." In addition, identify the director who acts as a consultant.
40. Identify all the businesses in "similar industries" that Mr. Tetreault owns an interest. Clarify which of these businesses, if any, are the recipient of Mr. Tetreault`s primary time and efforts.
Directors, Executive Officers, and Promoters..., page 22
41. Disclose the specific positions, and corresponding dates, held by
Mr. Tetreault within the past five years.  We note that Mr.
Tetreault
"co-founded" Sports and Leisure Enterprises in 1972; clarify whether he currently has any relationship with the company.
42. In the appropriate section, identify the firm controlled by Mr.
Greeley that performed consulting work. Describe the nature of the consulting work performed.
43. Please refer to the "Committees of the Board of Directors" section on page 23. Please state the number of directors the company will need to retain before the audit and compensation committees are formed.
44. Please refer to the "Executive Compensation" section on page
25.
The summary compensation table refers to fiscal years ended June
30.
Your financial statements indicate that your fiscal years end on December 31. Please revise so that the table reflects the compensation as of the most recent fiscal year.
Certain Relationships and Related Transactions, page 26
45. Your disclosure on page 21 indicates you market your tours through Sno Search, a company "controlled" by Mr. Tetreault. Please provide all information regarding this arrangement that Item 404 of
Regulation S-B requires.
Plan of Distribution, page 31
46. Please refer to the discussion of your plans to list in Mergent,
Inc. on page 33. Explain in greater detail the significance of a listing in Mergent, Inc. and the "manual" exemptions.
Available Information, page 26
47. Please revise to state the SEC`s new address: 100 F Street, NE,
Washington, DC 20549.

Report of Independent Registered Public Accounting Firm, page 36
48. We note that Mantyla McReynolds LLC is located in Salt Lake
City,
Utah, while your primary business operations are in the New
England
area. Please confirm that that the auditors are licensed to audit a company located in Massachusetts.

Audited Financial Statements for the Year Ended December 31, 2004

Statements of operations, page 38

Statement of stockholders` equity, page 39
49. Disclose in Note 4 the facts and circumstances that resulted in recording negative additional paid-in capital. Describe for us the accounting literature you considered in determining the appropriate accounting treatment.



Notes to the Financial Statements

Note 2. Summary of significant accounting policies, page 41
50. Please disclose in Note 2b the date the company changed from a "S" corporation to a "C" corporation. All undistributed earnings at the date of the termination of the "S" election should be transferred to additional paid-in capital. Refer to Topic 4B of the Staff Accounting Bulletins. Please revise the financial statements, if necessary.
Signatures, page 57
51. Please have your principal accounting officer or controller sign the registration statement.

	* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Gopal Dharia at (202) 551-3353 or Terry
French,
Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters.
Please contact Ted Yu at (202) 551-3372 or me at (202) 551-3810 with any other questions.


Sincerely,



Assistant Director
Larry Spirgel


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Paul F. Tetreault
Snow & Sail Sports, Inc.
October 18, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE